1726 Cole Blvd. Suite 115 Lakewood CO 80401 Phone: 303-256-2026 Fax: 303-928-8598 sroswell@generalmoly.com

March 8, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Mr. John Reynolds

Re:                             General Moly, Inc.
Registration Statement on Form S-3
Filed December 22, 2016
File No. 333-215249

Dear Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, General Moly, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 11:00 a.m., Eastern Standard Time, on Friday, March 10, 2017, or as soon thereafter as possible.

Sincerely,

/s/ R. Scott Roswell

R. Scott Roswell
Chief Legal Officer

cc:	Ruairi Regan
David Link
Securities and Exchange Commission
Charles D. Maguire, Jr.
Todd M. Kaye
Jennifer A. D’Alessandro
Bryan Cave LLP